

**Ciments Français**
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336


06015656

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
July 25th, 2006

SUPPL

**Re : Informations Furnished**
**Pursuant to Rule 12g3 - 2 (b) Exemption**
**Under the Securities Exchange Act of 1934**

Please find hereby the last information given to our shareholders:

Press Information :

- July 25th, 2006

Sincerely yours.

**Finance Department Manager**




SEC MAIL
RECEIVED
PROCESSING
SECTION
JUL 31 2006
WASH., D.C.
199

**F. MOREAU**

**Personal copy** : Miss Sandra FOLSON

Press release



**Ciments Français**
Italcementi Group

# CONSOLIDATED REVENUES ON JUNE 30, 2006

Paris, 25 July 2006 - Consolidated revenues for the first half of 2006 amounted to **2,156.9 million euro,** an increase of 28.8% compared to 2005.
The impact of changes in the scope of consolidation was 188 million euro (11.2%), mainly due to the consolidation of Egyptian companies, the full consolidation of Indian operations from June 1, 2006 and trading activities.
The favourable currency translation effect of 19.7 million euro (1.2%) is mainly the result of the gain in the US, Thai and Egyptian currencies, over the period, which exceeds the impact of the Turkish lira strong depreciation.
On a like-for-like basis, consolidated revenues increased by 16.4% over the half year.


SEC MAIL
RECEIVED
PROCESSING
SECTION
JUL 31 2006

**BREAKDOWN BY GEOGRAPHICAL AREA (after intra-Group eliminations)**

| In M € | 2006 | 2005 | *% 2006 vs 2005* | *% 2006 vs 2005 (1)* |
|---|---|---|---|---|
| European Union | 1,032.8 | 932.3 | *10.8* | *10.4* |
| North America | 323.9 | 265.0 | *22.2* | *17.0* |
| Asia | 152.2 | 120.2 | *26.7* | *15.3* |
| Mediterranean Rim (2) | 489.5 | 289.3 | *69.2* | *20.5* |
| Trading | 158.5 | 68.2 | *132.4* | *80.2* |
| **TOTAL** | **2,156.9** | **1,675.0** | ***28.8*** | ***16.4*** |

(1) On a like for like basis
(2) Including Turkey, Bulgaria, Morocco, Egypt

**BREAKDOWN BY ACTIVITY (after intra-Group eliminations)**

| In M € | 2006 | 2005 | *% 2006 vs 2005* | *% 2006 vs 2005 (1)* |
|---|---|---|---|---|
| Cement and clinker | 1,495.8 | 1,108.7 | *34.9* | *19.8* |
| Aggregates/Ready-Mixed | 574.2 | 524.4 | *9.5* | *9.0* |
| Others | 86.9 | 41.9 | *107.4* | *17.0* |
| **TOTAL** | **2,156.9** | **1,675.0** | ***28.8*** | ***16.4*** |

(1) On a like for like basis

Over the half year, cement sales volumes continued to increase, with however, during the second quarter, a slowdown of the growth rate in the European Union and a slight decrease in the United States.
Prices level was overall satisfactory, with significant increases particularly in the United States, Turkey, Egypt and India.

Aggregates sales volumes also benefited from buoyant activity with good performance in Spain and Morocco.
Concrete sales increased in particularly active French and Turkish markets.

However, the highly positive growth rate of the first half includes a favourable comparable basis (unfavourable meteorological conditions in several countries had a large impact on the 2005 first quarter). This half year also included a significant effect of changes in consolidation scope mainly due to Egypt.

The Board of Directors will meet on September 4 to review and approve the consolidated accounts for the first half 2006.

*1 appendix enclosed*

**SUR INTERNET: www.cimfra.com et www.italcementigroup.com**
**Ciments Français**
**Investor relations: Tel. +33 1 42 91 76 76**
**Media relations: Tel. +33 1 42 91 76 87**

# Appendix

**BREAKDOWN BY GEOGRAPHICAL AREA (before intra-Group eliminations)**

| In M € | 2006 | 2005 | *% 2006 vs 2005* |
|---|---|---|---|
| European Union | 1,032.9 | 934.7 | *10.5* |
| North America | 323.9 | 265.0 | *22.2* |
| Asia | 164.1 | 126.9 | *29.3* |
| Mediterranean Rim (1) | 533.1 | 308.5 | *72.8* |
| Trading | 235.2 | 97.6 | *141.1* |
| Other and eliminations | (132.3) | (57.7) | *n.s.* |
| **TOTAL** | **2,156.9** | **1,675.0** | ***28.8*** |

(1) Including Turkey, Bulgaria, Morocco, Egypt